March 31, 2023

VIA EDGAR

Jennie Beysolow

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Re:	MSGE Spinco, Inc. Form 10-12B File No. 001-41627

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 12d1-2 promulgated thereunder, MSGE Spinco, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (Commission File No. 001-41627) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on April 3, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Robert W. Downes of Sullivan & Cromwell LLP, at (212) 558-4312, with written confirmation sent by facsimile to (212) 291-9043 and by mail, when practicable, to the address listed on the cover of the Registration Statement.

* * *

Sincerely, MSGE SPINCO, INC.

By	/s/ David F. Byrnes
	Name:	David F. Byrnes
	Title:	Executive Vice President and Chief Financial Officer